UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Emergent Capital, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

29102N303

(CUSIP Number)

Mark A. Ellis, Esq.

Kutak Rock LLP

1650 Farnam Street

Omaha, NE 68102

(402) 346-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 7, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.		29102N303

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brennan Opportunities Fund I LP 82-2007132
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D
CUSIP No.		29102N303

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brennan Asset Management LLC 38-4041421
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (See Instructions) IA

SCHEDULE 13D
CUSIP No.		29102N303

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patrick T. Brennan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (See Instructions) IN

This Amendment No. 3 (the “Amendment No. 3”) to Schedule 13D amends and supplements the Schedule 13D filed on August 24, 2017 (the “Original Schedule 13D”) by Brennan Opportunities Fund I LP (“BOF”), Brennan Asset Management LLC (“BAM Management”) and Patrick T. Brennan (“Brennan”) (collectively, the “Reporting Persons”), Amendment No. 1 to the Original Schedule 13D filed on December 17, 2017 (“Amendment No. 1) by the Reporting Persons and Amendment No. 2 to the Original Schedule 13D and Amendment No. 1 filed on November 5, 2020 (“Amendment No. 2) by the Reporting Persons each relating to the common stock, $0.01 par value (the “Common Stock”) of Emergent Capital, Inc., a Florida corporation (the “Issuer”). Collectively, the Original Schedule 13D, Amendment No. 1 and Amendment No. 2 are referred to herein as the “Schedule 13D.” Capitalized terms used but not defined in this Amendment No. 3 shall have the meanings set forth in the Original Schedule 13D, Amendment No. 1 or Amendment No. 2, as the case may be. This Amendment amends Items 4, 5, 6, and 7 as set forth below and is being filed to disclose a reduction in the Reporting Persons’ beneficial ownership of securities of the Issuer. Because the Reporting Persons no longer beneficially own any securities of the Issuer, this Amendment is the final amendment to the Schedule 13D and is an exit filing for the Reporting Persons.

The Reporting Persons have updated the Beneficial Ownership information in the preceding pages to reflect that they no longer beneficially own any of the securities of the Issuer..

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

As disclosed by the Issuer in its Current Report on Form 8-K filed on October 15, 2020, the Issuer and its subsidiary filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code with the Bankruptcy Court for the District of

Delaware to implement the financial restructuring of the Issuer (the “Bankruptcy Court”). On December 30, 2020, the

Bankruptcy Court entered an order confirming the Issuer’s Chapter 11 plan of reorganization (the “Plan”). The Plan became effective April 7, 2021.

As a result of the Plan becoming effective, the securities of the Issuer were exchanged for certain securities of Lamington Road DAC, an Irish designated activity company (the “Company”). Accordingly, as of April 7, 2021, the Reporting Persons no longer own any securities of the Issuer and instead own securities that entitle the holder to receive distributions made by the Company. The Issuer will be liquidated and wound up and its securities will be deregistered with the SEC.

The foregoing description of the Plan is a summary only and is qualified in its entirety by the terms of the Plan, which is filed as

Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 4, 2021 (the “Form 8-K”) and is incorporated by reference herein. For a more detailed discussion of the Plan, see the Form 8-K.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

Items 5(a), (b), (c), (d), and (e) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) Following the effectiveness of the Plan and the exchange of securities of the Issuer for securities that entitle the holder to receive distributions made by the Company, effective April 7, 2021, the Reporting Persons no longer beneficially own any securities of the Issuer.(b) As the Reporting Persons no longer beneficially own any securities of the Issuer, the Reporting Persons do not have any sole or shared power to vote or direct the vote of any securities of the Issuer, and do not have any sole or shared power to dispose or direct the disposition of any securities of the Issuer.

(c) Other than as reported in this Schedule 13D, none of the Reporting Persons has engaged in any transactions in the securities of the Issuer during the past 60 days.

(d)-(e) The information set forth in Item 5(a) of this Schedule 13D is incorporated by reference herein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The information set forth in Item 4 of this Amendment is hereby incorporated by reference into this Item 6.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit 99.12 Confirmation Order) (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on January 4, 2021)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 27, 2021

Brennan Opportunities Fund I LP

By: Brennan Asset Management LLC, its general partner

By:	/s/ Patrick T. Brennan
Name: Patrick T. Brennan
Title: Manager

Brennan Asset Management LLC

By:	/s/ Patrick T. Brennan
Name: Patrick T. Brennan
Title: Manager

Patrick T. Brennan

/s/ Patrick T. Brennan

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).